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[AEGON LOGO APPEARS HERE]


                                                                   PRESS RELEASE



KEES J STORM INVESTED COMMANDEUR IN THE ORDER OF ORANGE-NASSAU


It has pleased Her Majesty The Queen of The Netherlands to invest Kees J. Storm, retiring chairman of the AEGON Executive Board, with the order of Commandeur in the Order of Orange-Nassau. In 1998 Mr Storm was invested Officier in the Order of Orange-Nassau upon Royal Decree.

This investment to Commandeur was presented to him by the resigning Dutch Secretary for Finance, Mr Gerrit Zalm, at AEGON headquarters in The Hague after the Annual General Meeting of Shareholders. During this Annual General Meeting, Mr Storm officially stepped down as Chairman of the Executive Board and will retire as per 1 July 2002 due to reaching the retirement age.

The Hague, 18 April 2002
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AEGON N.V.
Group Communications
Telephone: 00 31 70 344 83 44
Internet: www.aegon.com
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